April 6, 2026

Vincent LaBarbara
Chief Executive Officer
JDEV Acquisition Corp
The Galleria, 2 Bridge Avenue, Suite 241
Red Bank, New Jersey 07701

       Re: JDEV Acquisition Corp
           Form 10-12G
           Filed February 4, 2026
           File No. 000-56821
Dear Vincent LaBarbara:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Joseph M. Lucosky, Esq.